The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

March 5, 2012

Mr. Dave Irving
U.S. Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549
Phone: (202) 551-3321

Re:	The Mint Leasing, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 000-52051

Dear Mr. Irving:

The Mint Leasing, Inc. (the “Company”) is in receipt of your comment letter dated February 23, 2012, and plans to respond to such letter on or before March 20, 2012, as it was not able to file within ten business days of receipt of your letter.

If you have any questions regarding the information provided above, feel free to contact me at (713) 524-4110.

Very truly yours, /s/ David Loev David Loev